

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2010

Mr. Luc Duchesne
Chief Executive Officer and Chief Financial Officer
Bio-Carbon Systems International Inc.
123 March Street, Suite 202
Sault Ste Marie, Ontario, Canada
P6A 3V7

> **Re: Bio-Carbon Systems International Inc., formerly known as ABC Acquisition**
> **Corp 1501**
> **Form 10**
> **Filed October 28, 2009**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed April 6, 2010**
> **Form 8-K**
> **Filed June 7, 2010**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2010**
> **Filed August 16, 2010**
> **File No. 0-53809**

Dear Mr. Duchesne:

We have reviewed your filings and response letter dated July 13, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to our prior comment 7 from our comment letter dated November 24, 2009 and that some of your filings have tables of contents referencing page numbers. None of your filings have been paginated, however. Please paginate all amendments and modify any table of contents to correspond to the pagination. Further, please paginate all future filings as well.

2.   We note that in your filings, your exhibits were included as a part of the filing. In
        particular, we note your Form 10-Q for the Fiscal Quarter Ended June 30, 2010 and 8-K
        filed June 7, 2010. Please file the exhibits as separate exhibits to the filing. Please be
        sure to file the executed versions of any agreements or other exhibits.

3.   We note your response to our prior comment 13 from our comment letter dated
        November 24, 2009. Please identify the SEC rule to which you were referring. Further,
        to the extent you are referring to the penny stock rules, amend your Form 8-K filed June
        7, 2010 and latest Form 10-Q to include further disclosure regarding any implication to
        the company if it is subject to the penny stock rules. We may have further comments
        after we receive your response.

Form 10-K for the Fiscal Year Ended December 31, 2009

Directors, Executive Officers, Promoters and Control Persons…

4.   We note your response to our prior comment 14 from our comment letter dated
        November 24, 2009 and reissue the comment. Please amend your Form 10-K to indicate
        any directorships held by Mr. Amersey in any company with a class of securities
        registered pursuant to section 12 of the Exchange Act or subject to the requirements of
        section 15(d) of such Act or any company registered as an investment company under the
        Investment Company Act of 1940. See Item 401(e)(2) of Regulation S-K. In particular,
        we note the involvement of Mr. Amersey in the public company, TNT Designs Inc, Bay
        City Transfer Agency & Registrar Inc., and Trim Holding Group.

5.   Further, based on your response to our prior comment 15 from our comment letter dated
        November 24, 2009, you confirmed that Amersey Investment Holdings, LLC is not an
        SEC registered investment advisor. Please amend your 10-K to remove the statement
        that Amersey Investment Holdings, LLC is a SEC registered investment advisor.

Form 8-K Filed June 7, 2010

General

6.   Please provide the disclosure required pursuant to Item 303 of Regulation S-K. See Item
        2 of Form 10.

Item 5.01— Change of control of Company

7.   We note your statement that "Pursuant to item 5.01(a)(8) of Form 8-K, the information
        required by items 3, 5, 8, 9 and 13 of Form 10 is incorporated by reference into this
        current report from our Annual Report on Form 10-K for the fiscal year ended December
        31, 2009." Given that the Form 8-K was filed on June 7, 2010, you are required to have

information at least as of March 31, 2010. Please update your financial statements and related disclosures accordingly.

Risk Factors

There May Be Conflicts of Interest Between Our Management…

8.   We note your statement that your officers and directors "continue to be involved in businesses that operate and commercialize technology that is similar or related to the Company's, but in different areas." Please elaborate on this statement in disclosure both in this risk factor and throughout the filing. In particular, including the names of the other companies and what is meant by the "different areas" in which they operate. Further, discuss how your officers and directors will protect your interest in your "exclusive, non-transferable and irrevocable right to develop and commercialize certain intellectual property" while they are engaged in businesses that operate and commercialize technology that is similar or related.

There is No Trading Market for Our Common Stock

9.   Please define and clarify your reference to "other applicable v.s. securities laws or regulations."

Directors and Executive Officers

10.   Provide additional detail in your background sketches so that there are neither gaps nor ambiguities with regard to time for the past five years, nor with regard to any additional positions held during the period. For example, for Mr. Benjamin Ward, it is unclear the dates he has been engaged in his primary occupation with the Kerr Street Community Services. Further, it is not clear if he is currently acting as the National Director of Economic Development for OMS International or on the Advisory Board of Empower Global. If so, disclose the percentage of his professional time that he devotes to your business. Also, provide months and years for each position held to eliminate any gaps in each directors' sketch.

11.   Further, please provide disclosure required pursuant to Item 401(e) of Regulation S-K that "briefly discusses the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant at the time that the disclosure is made, in light of the registrant's business and structure."

Recent Sales of Unregistered Securities

12.   Please revise to include the name of the persons to whom the securities were sold and the exemption from registration claimed for each sale. See Item 701(a) and (d) of Regulation S-K.

Common and Preferred Stock

13.   We note that the issued Class A Preferred Shares accrue interest at 10% per annum and have a priority at dissolution, etc., over any other shares. Please include risk factor disclosure regarding the effect of the outstanding preferred shares on the company in addition to your risk factor regarding the effects of a possible issuance of preferred shares on the company.

Item 5.02 – Departure of Directors or Certain Officers

14.   We note that in a period of three days between June 1, 2010 and June 4, 2010, the company's sole officer and director changed three times before ultimately undergoing the change of control on June 4, 2010. Please explain the reasons for these changes in the officer and director during such a short period of time. As Mr. Chu was the company's officer and director for only one day, disclose the services he provided for which he received the 500,000 common shares as advance payment. Disclose the name of the officer of the company who negotiated and who executed the agreements discussed in Item 1.01 of this Form 8-K.

Item 5.07 – Submission of Matters to a Vote of Security Holders

15.   Please provide all information required by this item, including the date the matters were submitted to a vote and the number of votes cast for, against and withheld as to each matter. See Instruction 2 to Item 5.07.

Form 10-Q for the Fiscal Quarter Ended June 30, 2010

Related Party Transactions

16.   Revise your disclosure to include the names of your directors and companies related to your directors with which you entered into licensing and consulting agreement in the 10-Q instead of a reference to your Form 8-K.

Disclosure Controls and Procedures

17.   We note your statements that "[i]n designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures." Please revise to state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at a reasonable assurance level. In the alternative, remove the reference to the level of

assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

18.   We note your disclosure regarding your internal control over financial reporting, in particular your statement that, "management has no reason to believe that the internal controls in place at [prior to the company's change of control] were insufficient." We note further, your disclosure in your 10-K for the Fiscal Year Ended December 31, 2009 that your internal control over financial reporting was ineffective and that no reported changes to your internal control over financial reporting has been made. Please explain how management was able to conclude that your disclosure controls and procedures were effective as of the end of your fiscal quarter when it appears that your internal control over financial reporting has been ineffective. In the alternative, provide a supplemental response indicating the point at which your internal control over financial reporting became effective or how your disclosure controls and procedures were effective even though your internal control over financial reporting was not. We may have further comments.

19.   Further, we note that your management concluded that your disclosure controls and procedures were effective, but limited your conclusion that the effectiveness "consider[s] the level and nature of the Company's operations and the number and types of transactions concluded by the Company." Please revise to state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at a reasonable assurance level.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Douglas Brown at (202) 551-3265 or, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: H. Grady Thrasher
        (404) 760-0225